

July 12, 2010

via U.S. mail and facsimile to (216) 481-2523

Mr. John D. Grampa, Senior Vice President Finance and Chief Financial Officer
Brush Engineered Materials Inc.
6070 Parkland Blvd
Mayfield Heights, OH 44124

> **RE: Brush Engineered Materials Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed March 8, 2010**
> **File No. 1-15885**

Dear Mr. Grampa:

We have reviewed your response letter dated July 2, 2010 and have the following additional comment. If you disagree, we will consider your explanation as to why our comment is inapplicable. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the year ended December 31, 2009

Consent

1. We have read your response to comment 11 in our letter dated June 22, 2010 and note your request to not amend the Form 10-K. However, a consent including a conformed EDGAR signature must be provided. Therefore, as previously requested, please amend your Form 10-K to provide a signed auditors' consent and ensure the amendment contains a prominent explanatory note in the forepart, clearly explaining the reason for the amendment.

*   *   *   *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Jenn Do at (202) 551-3743, Jeanne Baker (202) 551-3691 or me at (202) 551-3355 if you have questions regarding these comments.

Sincerely,

Terence O'Brien
Branch Chief